UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                    001-14832

Celestica Inc. (Exact name of registrant as specified in its charter)
1150 Eglinton Avenue East Toronto, Ontario Canada, M3C 1H7 (416) 448-5800 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Liquid Yield Option™ Notes due 2020 (Zero Coupon — Subordinated) (Title of each class of securities covered by this Form)
Subordinate Voting Shares (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         Zero*

*
On September 23, 2005, Celestica Inc. redeemed all of its outstanding Liquid Yield Option™ Notes due 2020 (Zero Coupon — Subordinated)

        Pursuant to the requirements of the Securities Exchange Act of 1934 Celestica, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2005	By:	/s/ Elizabeth L. DelBianco Elizabeth L. DelBianco Chief Legal Officer